UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

TerraCycle US Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

121 New York Avenue Trenton, NJ	08638
(Address of principal executive offices)	(Zip code)

(609) 656-5100

(Registrant’s telephone number, including area code)

Class A Preferred Stock and Class B Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “TerraCycle,” “we”, or “the Company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “parent,” “TCI Parent”, “TCI” or “parent company” refers to our parent company, TerraCycle, Inc. The company’s website is not incorporated into this Annual Report.

Unless otherwise indicated, amounts related to the Company’s consolidated financial statements and information derived from them in “Item 1. Business – The Company’s Property” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report are in thousands.

On September 4, 2025, the Company effectuated a 100-for-1 stock split; all the share numbers in this Annual Report are on a post-split basis.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. BUSINESS

TerraCycle’s Business

Overview

TerraCycle US, Inc. is the largest subsidiary of TerraCycle, Inc., a global leader in the collection and recycling of traditionally hard-to-recycle waste. TerraCycle is responsible for the US operations of our parent company, TerraCycle, Inc. The Company, through its operating subsidiary, has been operating and generating revenue in the U.S. since January 1, 2014.

The Company’s mission is to eliminate waste while maintaining a profitable business. It focuses on hard-to-recycle waste streams by creating national collection platforms funded by consumer product companies, retailers, cities and municipalities, manufacturers, distribution centers, small businesses, and individuals. The collected waste is recycled and sold to manufacturers to create new products, and where possible, we work to integrate hard-to-recycle materials into specific products.

The Company focuses on this underdeveloped area of recycling and has expanded its scope of services. Most waste streams are not recycled because the cost of collection and processing exceeds the value of the recovered material. To address this, TerraCycle developed innovative business models that generate value beyond the material itself, enabling us to recycle items such as toothpaste tubes, contact lens cases, water filters, candy wrappers, coffee bags, packaging for fragrances, skincare, and haircare products, among many others.

The Company’s operations teams manage our owned sorting and processing centers located in Illinois, Massachusetts and New Hampshire, as well as source and onboard third-party material processors who convert the collected materials according to the Company’s specifications. Materials are processed through mechanical sortation, conversion and compounding to produce new recycled raw materials which are then used in manufacturing new products.

We recycle the waste collected through these programs into primarily raw materials and sell them to companies that make new products with the recycled materials. The principal types of waste we process are combinations of HDPE/PP, PET, aluminum, and other traditionally non-recyclable combinations that include engineering grade plastics. The principal output of our recycling processes are lower-end material mixtures often comprised of multiple polymers, which can be used by manufacturers that produce industrial-type products that are typically of simple design and less sensitive to material composition. Some examples of these products include plastic lumber, plastic containers, plastic shipping pallets and large containers used for carrying objects.

Principal Products and Services

The Company offers three principal products and services.

The first principal product and service we offer is referred to as “Programs”. We design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These Programs are sponsored and funded by manufacturers or brands and are free to the public and offered on our website, www.TerraCycle.com. For example, Colgate has contracted with us to launch and manage a national recycling program to collect and recycle its oral care products and packaging. These Programs generally offer the individuals and entities collecting the waste “TerraCycle Rewards”, which are points that can be converted into donations to charities. Everyone, including individuals, schools, office buildings, municipalities, etc., may sign up through our website to become a collector of any brand-sponsored waste. After signing up, a collector would begin collecting the waste in any box, which when full, is shipped to one of our warehouses using a free third-party logistics provider mailing label that can be downloaded from the TerraCycle website.

The costs for i) shipping the waste to our warehouse for storage, ii) to our recycling partners, and iii) and charity donations/gifts associated with each shipment are incorporated into the pricing of our waste collection services in our contracts with the sponsoring brands. The sponsoring brand also pays us a management fee for administering the program as well as for significant marketing and promotional services in many cases.

The waste items collected from the Programs are sorted, aggregated, and stored in our warehouses until there is sufficient quantity of a particular type of waste from which we can economically recycle into raw or new materials. We arrange for the waste to be transported and recycled from the warehouses to one of our owned or a third-party recycling facility. If a third-party, we pay the recycling center to clean, shred and recycle the waste into new plastic pellets, according to our specification. Non-compliant materials (e.g. products unrelated to category), contamination (e.g. food or other residual products), or material loss during processing (e.g. burn-off or fall-out) may impact the full extent of material recovery.

The second principal product and service we offer is referred to as “Direct”. We sell storage containers or “zero waste boxes” directly or through purchase orders to customers who wish to collect a specific waste stream like coffee capsules or category of waste such as non-compostable kitchen or bathroom waste not sponsored by a brand. Once a box is filled with the specified waste, the customer arranges a third-party logistic provider pick up to collect and deliver the waste to our warehouse for sorting, aggregation, storage, and ultimately recycling into new materials. The boxes are affixed with a prepaid shipping label.

We also sell these boxes directly to end users through our website, to resellers like Staples, to major corporate customers like Amazon and to event organizers, such as conferences or concerts that seek to reduce their waste footprint. We also provide private label box service for companies and distributors that seek to offer a recycling option as part of their sale or service. Pricing of the boxes depends on size, weight, costs to recycle, value of recycled materials, and the complexity of the sorting required.

Similar to Programs, we arrange for waste to be transferred from the warehouses to a third-party recycling facility once there is sufficient quantity of a particular waste that can be recycled. The cost of transportation of waste items from the warehouse to the recycling center, as well as the cost of recycling, are factored into the cost of the box sold to the customer.

The third principal product and service we offer is referred to as “Commercial”. The Company sells boxes for the pre-paid return of light bulbs and electronics, bins for the return of batteries; bulk collections of universal waste from factories, office buildings and hotels and, the Bulb Eater bulb crusher, which concentrates the mercury from light bulbs using manufactured parts and is assembled at our facility in Illinois.

Commercial includes acquired companies Complete Recycling Solutions (CRS), acquired in May 2023 with locations in Massachusetts and New Jersey, and North Coast Services LLC (NC), acquired in September 2024 with a location in New Hampshire. Through CRS, we recycle lighting and electronic waste including materials such as mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB (Polychlorinated biphenyls) and Non-PCB lights ballasts.

Principally operating in Maine and New Hampshire, NC collects and assures processing or reuse of Universal Waste (principally light bulbs) and e-waste (principally televisions) as well as facilitates secure data destruction services. Universal Waste is further defined at (https://www.epa.gov/hw/universal-waste). In Maine, where the state has legislated for e-waste to be dropped off at a range of state-owned transfer stations, NC is approved for collections from all such Maine facilities. In both Maine and New Hampshire, and to a limited extent other nearby New England states, NC collects from schools, universities, health care institutions, environmental service companies, light industrial facilities and from businesses. We do not own and operate Universal Waste processing facilities; rather, all collected waste is shipped directly to third-party EPA (Environmental Protection Agency) registered Universal Waste processing companies.

The main industries served by Commercial (which include our regulated waste line of business) are contractor, distribution, government and various commercial businesses including manufacturing and property management companies. There is competition in the Universal Waste space, as there are companies, many much larger than us, that collect and process Universal Waste. We believe that our key differentiator in this space is our ability to tap into our significant corporate customers, and our unique synergies between our various business units and service offerings, including our uncommon ability among waste collectors to generate favorable publicity for our clients.

Within Commercial, the Company also recycles a wide range of traditionally non-recyclable materials collected through the Direct and Programs products and services. In some cases, our sales team works with our R&D team to recycle collected waste into a format that meets the unique specifications requested by the buying parties. In our R&D lab at our Company headquarters in Trenton, NJ, we perform sample testing where we determine how to outsource any production work to strategic processors to ensure the sample meets client needs. When an order is ready to move into production, aggregated loads of materials from our storage facilities are transported to one of several third-party processing facilities. This third-party recycling center will then perform the necessary processing work such as shredding, washing, drying, pelletizing, compounding, etc. to produce recycled pellets that meet customer specifications and often the processed materials are sent to our client’s third-party manufacturer for immediate incorporation into new products.

Competitive Advantage

We operate in a competitive industry, which includes competitors in specialty recycling / recycling for hard to recycle materials that tend to be more industry focused (e.g. just cosmetics) with limited geographic coverage (e.g. just one state/region). Our advantage is that the Company can and does recycle hundreds of different waste streams, such as most consumer package goods and their packages, regulated and universal waste, cigarette butts, toys, dirty diapers, shoes, and many others across all of the US. These solutions also come with a more comprehensive range of value-add services (account management, customer engagement, marketing, public relations, etc.) throughout the recycling process which drive tangible return on investment for its clients. Additionally, TerraCycle has a sophisticated R&D team and laboratory which continuously develop recycling solutions for new waste streams, keeping TerraCycle at the forefront of recycling innovation. This combination of flexible multi-national recycling solutions, value add services, and cutting-edge innovation has allowed TerraCycle to build a client list of the world’s largest consumer package goods companies and their retailers.

Employees

Our workforce is comprised of our employees (both full-time and part-time), employees of our parent company who spend a portion of their time to help manage our day-to-day operations (discussed in more detail under the “Interest of Management and Others in Certain Transactions” section below), and independent contractors. As of March 17, 2026, we have 195 employees including 190 full-time and 5 part-time employees.

Regulation

Our core business offering is to collect, store, transport, and recycle post-consumer materials categorized as recyclable materials, reclaimed materials or universal waste. By legitimately recycling all collected materials TerraCycle is exempt from the solid waste requirements outlined by the environmental departments of the 48 states in which we operate.

For Universal Waste (batteries, electronic waste, aerosols, lighting ballasts, lamps) TerraCycle follows all Federal and State regulations derived from the Resource Conservation and Recovery Act (RCRA) 40CFR Part 273 and the DOT Transport of Hazardous Material 49 CFR. All Universal Waste are recycled at permitted Destination Facilities such as our mercury retort recycling facility CRS located in Massachusetts.

Intellectual Property

Our parent company has registered a number of trademarks, including the Infinity Arrow logo, “TerraCycle”, TerraCycle + Infinity Arrow logo (lockup) and “ELIMINATING THE IDEA OF WASTE”.

Neither we nor our parent company hold any patents and have not applied for any patents.

Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business. To the knowledge of management, there is no material litigation or governmental agency proceeding pending or threatened against the Company or any of its subsidiaries.

Property

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s workforce. The buildings are estimated to be valued at approximately $1,000. A mortgage on 121 New York Avenue was paid off on February 7, 2024.  The remaining mortgage on 21 Hillside Avenue was $132 and $154 as of December 31, 2025 and 2024, respectively. We receive income from our parent company for its pro-rata use of the buildings.

In 2022, we acquired a property in the Chicago area, (401 S. Highland Avenue), located in Aurora, IL for total consideration of $5,700 (the “Chicago Property”), of which amount $4,560 was financed. The mortgage on the building was approximately $4,141 and $4,288 on December 31, 2025 and 2024, respectively. We operate this facility as a Materials Recovery Facility (MRF), leveraging it to the best of our ability to centralize our various leased warehousing needs resulting in efficiencies and savings.

There is currently excess capacity and space at this Aurora, IL MRF, which we believe positions us well for future growth and scaling as we can meaningfully expand without needing to lease additional space.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the years ended December 31, 2025 and 2024 should be read in conjunction with our consolidated financial statements and the related notes included in this Annual Report. The consolidated financial statements included in this Annual Report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview and Recent Events

TerraCycle US Inc. was incorporated in Delaware in August 2017 by our parent company, TerraCycle, Inc. The consolidated financial statements include the accounts of TerraCycle US, LLC and its wholly owned domestic operating subsidiaries, TerraCycle Regulated Waste, LLC, Complete Recycling Solutions, LLC and North Coast Services, LLC.

On May 31, 2023, the Company acquired 100% of Complete Recycling Solutions, LLC (“CRS”), a lighting and electronic waste recycling solutions company with locations in Fall River, Massachusetts and Somerset, New Jersey. CRS recycles mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB and Non-PCB lighting ballasts. On September 1, 2024, the Company acquired 100% of North Coast Services, LLC (“North Coast”). North Coast provides specialty waste handling and recycling services in the New England area of the United States.

On September 4, 2025, the Company filed a certificate of amendment with the Delaware Division of Corporations to effectuate a 100:1 stock split. All share and per share amounts are presented on a post-split basis.

Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers, or what we refer to as “brands”, retailers, organizations and consumers who pay us to recycle a product and/or package they manufactured or used.

We conduct our business exclusively through our operating subsidiaries. We conduct our business operations in three categories of principal products and services that we refer to as Programs, Direct and Commercial.

Programs include the designs and administration of turnkey programs that bring manufacturers or brands and consumers together to recycle certain categories of products and/or packaging that the manufacturers produce, and the consumers used. These programs are sponsored and funded by manufacturers or brands.

Direct includes the recycling services we offer direct to customers through e-commerce platforms. Through this service, zero waste boxes are shipped to customers to be returned once filled with the applicable waste stream. These services are not sponsored by a manufacturer or brand but rather paid for by consumers or businesses.

Commercial includes the services we offer to businesses for the effective and compliant collection and processing of a wide range of waste streams in addition to regulated, universal and hazardous waste.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with US Generally Accepted Accounting Principles (“GAAP”). The preparation of our financial statements requires us to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Our estimates are based on our historical experience, knowledge of current events and actions we may take in the future, and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates affecting the consolidated financial statements include, but are not limited, to revenue calculations, allowance for credit losses, inventory provision, useful lives and impairment of long-lived assets, income tax provision, right-of-use assets, operating lease liabilities, fair value of assets acquired and liabilities assumed in a business acquisition and commitments and contingencies. Our significant accounting policies are described in Note 2 to the audited consolidated financial statements.

Effective January 1, 2025, our Parent Company implemented an internal reorganization. This reorganization also impacted us. Due to the reorganization, we now report as one operating segment, TerraCycle US Inc. Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, in deciding how to allocate resources to an individual segment and in assessing performance. Due to the reorganization, prior period financial information previously reported by segment has been recast to conform to the current segment presentation. The CODM evaluates, oversees, and manages our operations and financial performance through one reportable segment at the consolidated level.

The Company’s reportable segment derives revenue from recycling services that include designing and managing sponsored waste collection programs, direct sales of zero waste boxes, and commercial recycling of regulated and non-regulated waste. Revenues arise from fees for waste collection, processing, program management, and sales of repurposed materials.

During this process of analyzing our business operations, the Company reclassified certain selling, general and administrative expenses to cost of sales that was implemented effective January 1, 2025, for our annual financial statements for the periods covering the fiscal years ended December 31, 2025 and 2024, the prior period statements of operations have been recast to conform to the current statement of operations presentation (for additional information see Note 2 of our audited annual financial statements).

During the year ended December 31, 2025, the Company also corrected an immaterial prior period misstatement related to the recognition of revenue and classification and timing of certain costs associated with unprocessed waste. The impact of this correction was not material to any previously issued financial statements, either individually or in aggregate, and did not affect the Company’s previously reported results of operations, cash flows, or financial position in a material manner. Accordingly, the December 31, 2024 financial statement has been revised to reflect the corrected amounts. See Note 3 of our audited financial statements for additional information.

Operating Results

The following tables and discussion should be read in conjunction with the information contained in our historical consolidated financial statements and the notes thereto included elsewhere in this filing.

Our summary of operating results for the years ended December 31, 2025 and 2024 are as follows:

	(In thousands)
	Year Ended December 31,		Change
	2025	2024	$	%
Sales	$47,639	$41,126	$6,513	16
Cost of sales	25,555	22,719	2,836	12
Gross profit	22,084	18,407	3,677	20
Operating expenses
Selling, general and administrative expenses	17,998	17,990	8	-
Foreign currency exchange	2	5	(3)	(60)
Income from operations	4,084	412	3,672	891
Other expenses:
Interest income	(392)	(267)	(125)	47
Interest expense	274	270	4	1
Other expense	439	24	415	1,729
Total other expenses	321	27	294	1,089
Income before provision for income taxes	3,763	385	3,378	877
Provision for income taxes	861	119	742	624
Net income	$2,902	$266	$2,636	991

Sales

For the year ended December 31, 2025, our consolidated sales increased by $6,513 or 16%, to $47,639, up from $41,126, in the year ended December 31, 2024, driven by a full year of revenue generated from the acquisition of North Coast, revenue recognition of prior year unprocessed waste processed in the current year and an increase in waste collected and processed as demand for our Direct and Commercial principal products and services continues to grow.

Cost of sales

Cost of sales (“COS”) increased to $25,555 for the year ended December 31, 2025, compared to $22,719 for the year ended December 31, 2024, representing an increase of $2,836, or 12%. The increase was primarily driven by variable service costs, which increased by $3,271, reflecting higher service activity levels and increased third-party service costs associated with revenue growth. This increase was partially offset by payroll-related COS, which decreased by $644, driven by operational efficiencies and workforce optimization within production functions. Warehouse and fulfillment costs, which decreased by $207, reflecting improved logistics and storage efficiencies. Overall, the increase in COS reflects higher variable service activity, partially offset by efficiency gains across labor and fulfillment operations.

Gross profit and margin

Gross profit of $22,084 for the year ended December 31, 2025, increased $3,677, or 20%, compared to $18,407 in the prior year driven by the increase in sales and cost of sales synergies generated from the integration of North Coast by combining efforts on logistics, processing and downstream sales resulting in an increase in gross margin of 1.6% to 46.4% compared to 44.8% in the prior year.

Selling, general and administrative expenses

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2025 was $17,998, representing a slight increase of $8, compared to $17,990 in the prior year. This increase was driven primarily by incremental personnel-related expenses relating to the acquisition of and ongoing business operations of the newly acquired North Coast. While absolute spending slightly increased, SG&A as a percentage of total revenue decreased at 3%. This demonstrates that we are leveraging the synergies from our acquisitions to support a larger scale of operations without a proportional increase in overhead.

Other expenses

Other expenses for the year ended December 31, 2025 was $439 compared to $24 in the prior year. The increase of $415 was due to a one-time legal settlement that resulted in a loss whereas no such charge was recorded during the year ended December 31, 2024.

Provision for income taxes

The income tax provision increased to $861 for the year ended December 31, 2025, compared to $119 for the same period in the prior year, primarily due to higher pre-tax income.

Net income

Net income increased to $2,902 for the year ended December 31, 2025, compared to $266 for the same period in the prior year, an increase of $2,636.

Liquidity and Capital Resources

Cash Flow

Operating Activities

Net cash provided by operating activities was $1,054 during the year ended December 31, 2025, compared to cash provided by operating activities of $2,753 in the prior year, primarily due to unfavorable changes in working capital primarily relating to the timing of collections of accounts receivable.

Investing Activities

Net cash used in investing activities was $640 for the year ended December 31, 2025, compared to $5,355 in the prior year, primarily reflecting a decrease in cash used to fund leasehold improvements and acquire property, plant and equipment. In 2024, the Company acquired North Coast; no such acquisitions existed in 2025.

Financing Activities

Our financing activities provided net cash of $1,434 during the year ended December 31, 2025, compared to net cash used of $1,248 in the prior year, reflecting cash received from the Regulation Crowdfunding Offering initiated during the year of $2,026, dividend payments of $424 to common and preferred shareholders and repayment of mortgage notes of $168.

Capital Resources

Management believes that the company’s existing cash balances of $6,185 at December 31, 2025, along with cash expected to be generated from future operations, will be sufficient to fund activities for the foreseeable future.

Line of Credit

On August 15, 2024, the Company entered into a Business Loan Agreement (“Line of Credit”) with Citibank N.A. This agreement provides for an up to $5,000 on demand revolving credit facility to finance ongoing working capital needs. Borrowings on the line of credit are secured by the assets of the Company. The Line of Credit requires the Company to comply with two financial covenant requirements. A minimum income and cash flow requirement debt service coverage ratio and tangible net worth requirement leverage ratio. Borrowings on the line of credit will bear interest at a variable rate subject to change from time to time based on changes in an independent index equal to the Adjusted Term Secured Overnight Financing Rate (“SOFR”). This is the rate per annum equal to Term SOFR for an interest period of one month’s duration plus 0.11448% (11.448 basis points). If Adjusted Term SOFR at any time is less than 0.50%, Adjusted Term SOFR shall at such times be deemed to be 0.50%. As of December 31, 2025, the Company had no outstanding balance on the Line of Credit.

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan was $300 and was subject to interest at 5.75%. The mortgage note was paid in full on February 7, 2024, for principal and accrued interest of $312. For details see Note 12 to the accompanying consolidated financial statements.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan was $300 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $133 and $154 at December 31, 2025 and 2024, respectively.

On December 14, 2022, our subsidiary, TerraCycle US, LLC, acquired the Chicago Property for total purchase price of $5,700. In connection with this purchase, TerraCycle US, LLC entered into a financing arrangement with Citibank, N.A. (“Citibank”) with a principal amount of the loan at $4,560 with an annual interest rate of 5.21%. Monthly payments of $31 will be paid for 119 months until a final balloon payment of $2,899 becomes due December 14, 2032. In the event of prepayment, TerraCycle US, LLC will be required to pay liquidated damages with respect to interest shortfalls, including prepayment as a result of acceleration of the debt. In addition to a security interest in the Chicago Property, Citibank has a security interest in a TerraCycle US, LLC deposit account established with Citibank having a minimum balance of $100 and a security interest in all rents paid to TerraCycle US, LLC. We also have guaranteed the debt undertaken by TerraCycle US, LLC in the amount of $5,000 in principal plus interest, legal and remedial costs and expenses. The amount outstanding under the note payable was approximately $4,141 and $4,288 at December 31, 2025 and 2024, respectively.

On a regular basis, the Company enters various transactions with TCI (its parent) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI, as well as the Company funding TCI with cash to cover such items as payroll. On December 31, 2025 and 2024, the Company had a net related party receivable from TCI in the amount of $3,787 and $2,723, respectively. On December 31, 2025 and 2024 the Company had a net related party receivable from other subsidiaries of TCI in the amount of $209 and $12, respectively, and has a net related party payable to other subsidiaries of TCI in the amount of $983 and $292, respectively.

The Company entered into a term loan agreement with TCI on July 1, 2019, as amended, under which TCI may borrow up to $10 million from the Company. Under the terms of the agreement, TCI will pay interest on a quarterly basis at a rate of LIBOR (now SOFR) + 2.25 percent based on the average monthly balance for each preceding quarter. The unpaid principal balance together with any unpaid accrued interest and other unpaid charges or fees shall be due and payable at the end of the term, January 1, 2028. The Company may decline to advance funds under this agreement in the event of a default, which would constitute a failure to pay interest when due, failure to pay principal within fifteen days of due date or in the event any representation or warranty by TCI in connection with this agreement was untrue in any material respect at the time it was made. The loan balance is included in the net related party receivable as stated above. The term loan agreement and amendment are filed as Exhibits 6.4 and 6.5, respectively, to this report. As at December 31, 2025 and 2024, the balance of the Company’s loan to TCI pursuant to this agreement was $6,557 and $2,723, respectively.

The Company allocated $400 and $110 for the year ended December 31, 2025 and 2024, respectively, of office and related expenses to the TCI and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

The Company contracts with various third-party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements.

For details regarding the Company’s debt obligations and lease commitments, see Notes 10, 11 and 12 to the accompanying consolidated financial statements.

Trend Information

Management Plans

General Market Trends

•	We believe that the revenue in the business should continue growing, while costs are continually being monitored closely.

•	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

•	Corporations are consistently integrating sustainability programs into their operations and marketing initiatives.

•	We have seen some regulatory reversal in some elements of sustainiability and this may negatively impact some of our products.

Item 3. Directors and Officers

The Company’s executive officers and directors are as follows as of April 30, 2026:

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Tom Szaky	Director	TerraCycle US Inc.	44	August 2017
Richard Perl	Director	TerraCycle US Inc.	69	November 2017
Daniel Rosen	Director	TerraCycle US Inc.	44	November 2017
David Zaiken	Director	TerraCycle US Inc	73	November 2017
Udi Laska	Director	TerraCycle US Inc	76	November 2017
Tom Miller	Director	TerraCycle US Inc.	71	November 2017
Marian Chertow	Director	TerraCycle US Inc.	71	November 2017

The table below sets forth the executive officers, directors, and significant employees of our parent company, TerraCycle, Inc. We contract about 50% of their time from our parent company. The four executive officers of TerraCycle, Inc. have also been appointed executive officers of the Company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Executive Officers:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc	44	January 2003
Richard Perl	Chief Administrative Officer	TerraCycle, Inc	69	February 2008
Ramy Elsisi	Chief Financial Officer and Accounting Officer	TerraCycle, Inc	46	March 2026
Daniel Rosen	General Counsel	TerraCycle, Inc	44	June 2016
Directors:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc	44	January 2003
Steven Russo	Director	TerraCycle, Inc	64	August 2009
Brett Johnson	Director	TerraCycle, Inc	55	August 2009
David Zaiken	Director	TerraCycle, Inc	73	September 2013
Veronique Cremades-Mathis	Director	TerraCycle, Inc	58	February 2021

Tom Szaky, Chief Executive Officer and Chairman of the Board of Directors of TerraCycle, Inc. and TerraCycle US Inc.

Tom is the founder and CEO of TerraCycle, Inc. He is a world-renowned entrepreneur, business leader, innovator and public speaker. Through TerraCycle, Tom has pioneered a range of business models that engage manufacturers, retailers and consumers in recycling products and packaging (such as beauty care and dental care waste, cigarette butts, coffee capsules and food packaging) that would otherwise be destined for landfill or incineration. To implement circular solutions for previously disposable materials, Tom had the foresight and courage to pioneer a business model that incorporates several distinct lines of business, so that TerraCycle could serve as a unique catalyst among market participants.

Richard Perl, Chief Administrative Officer of TerraCycle US Inc. and TerraCycle, Inc. and Director of TerraCycle US Inc.

Richard joined TerraCycle, Inc. in 2008. He has undergraduate, law and business degrees from Columbia University and is a member of the New York Bar. For over 40 years, Richard worked within the “green” business world in which he has extensive long-term relationships. He was involved in a range of businesses, mediations and transactions in clean energy development, carbon credits, real estate and resort planning, international tax structuring, business planning and management, all with a green/mission focus. He is one of the founders of Social Venture Network and Threshold Foundation. He has worked internationally extensively, having been to Japan over 50 times and worked with businesses in India, South America, and Europe. At TerraCycle, Richard has overseen international growth of the parent company (from 1 to 20+ countries), strategic partnerships, investor relations and capital raising.

Ramy Elsisi, Chief Financial Officer of TerraCycle Inc. and TerraCycle US Inc.

Mr. Elsisi is the Chief Financial Officer of the Company and of Terracycle, Inc. Prior to becoming our Chief Financial Officer, he had been consulting with the Company since January 28, 2026. Before joining the Company, Ramy was the CFO and COO of Adheretech, a private equity backed medical technology company from July 2023 to December 2025. He oversaw finance, capital raises, operational improvements, exit readiness, HR and IT.  Prior to Adheretech, he served as Head of Commercial FP&A at Otsuka Pharmaceutical Companies (U.S.) from May 2021 to June 2023. In that role he spearheaded enterprise-wide performance and companywide transformation initiatives for the pharmaceutical business across CNS, Nephrology and Digital Health. Prior to that, he held successive leadership roles in life sciences businesses across pharmaceuticals and consumer health products at J&J, Merck and Bayer from 2006 – 2021 (including the Finance Lead for the Allergy Cough & Cold Business Unit, Head of US Sales Finance, Global Lead of R&D finance, Regional CFO for LA, Canada & Western Europe, Global Finance Lead Upper Respiratory Franchise, and Head of Global FP&A). Ramy has a strong track record of scaling businesses, strengthening cash flow and EBITDA performance, leading complex transformations, and partnering closely with management and boards. Ramy has an MBA in Finance and International Business, and a BS in Accounting and Economics, both from Ramapo College of New Jersey.

Daniel Rosen, General Counsel of TerraCycle, Inc. and TerraCycle US Inc. and Director of TerraCycle US Inc.

Daniel has held the position of General Counsel at TerraCycle, Inc. since June 2016 after having spent the previous six years as its Vice President for Global Administration responsible for overseeing the parent company’s expansion into 20 foreign markets. Prior to joining TerraCycle, Inc., Daniel worked at the American Enterprise Institute in Washington, D.C., studying monetary policy. He holds a BA in Government from Cornell University and a JD from the University of Miami (FL) School of Law.

David Zaiken, Director of TerraCycle, Inc. and TerraCycle US Inc.

David has served on TerraCycle, Inc. Board of Directors since 2013 and TerraCycle US Inc. Board of Director since November 2017.  David is currently a Director of International and Corporate Tax at Webster Rogers LLP focused on building the firm’s consulting practice and navigating changes to tax regulations and global trade policies. Prior to joining Webster Rogers, David was a Managing Director at Grant Thornton LLP, focusing on International Tax and financial matters.  Before his stint at Grant Thornton, he was the Associate Vice President of International Tax Planning at Weatherford International, plc, from December 2013 until March 2017.  Prior to that he was a partner at Arthur Andersen, KPMG, and Alvarez and Marsal, where he was a senior international tax and financial consultant to numerous large global corporations and transactions.  David is a licensed CPA and a member of the AICPA. David holds a BBA in accounting from the University of Iowa and a Master in Taxation degree from the University of Texas at Austin.

Ehud “Udi” Laska, Director of TerraCycle US Inc.

Udi is an experienced senior investment banker and executive with a strong track record of funding, building, running and selling profitable and turn-around companies. Since August of 2018, Udi has been heading and supervising the investment banking activities of Strategic Capital Investments, LLC (C2M Securities). Udi is also the Chairman and CEO of Photonic Capital, Inc where he has served since 2015. Photonic Capital is a finance, sales and marketing company for the lighting retrofit market. Prior to joining Photonic, Udi served is a Director and a supervising CFO for 9 Lead Avenue, LLC, an Internet lead generation company from 2012 until 2015. From 2006-2012, Udi was President and CEO of Pelion Financial Group, Inc. a diversified financial service company he helped building. The group is composed of a pension plan administration company, a registered investment advisory company, an insurance agency and a full service broker/dealer. Among other prior engagements, Udi served as the Chairman & CEO of American Benefit Resources, Inc. (ABR), an integrated retirement benefits company. He built ABR through a series of acquisitions and at the time, it was the largest independent provider of pension administration and advisory in the country. Udi also served as a deputy CFO for Citicorp where he was responsible for long-term funding and capital compliance. He holds an undergraduate degree in engineering from the University of Massachusetts, a Masters of Science in Engineering from Brown University and an MBA from Stanford University.

Tom Miller, Director of TerraCycle US Inc.

Tom is CEO of Eagle River Capital, formed in 2017 to acquire, integrate and manage small waste collection companies in six Western US states. He has close to three decades of experience as an executive in the waste management business. From 2010 to 2016, he was Vice President for Mergers and Acquisitions for Progressive Waste Solutions, a $2 billion waste management company operating in the US and Canada. Prior to that, Tom worked at Republic Services, the second largest waste management company in the US, serving as Vice President and Regional Operations Manager. He graduated from Hanover College with a degree in Geology.

Marian Chertow, Director of TerraCycle US Inc.

Marian is a Professor of Industrial Environmental Management at the Yale School of Forestry & Environmental Studies, where she has served as Director of the Program on Solid Waste Policy and as Director of the Industrial Environmental Management Program since 1991. Her research and teaching focus on industrial ecology, business and environment, waste management, circular economy, and urban-industrial issues. She also holds academic appointments at the Yale School of Management and the National University of Singapore. Prior to her time at Yale, she spent ten years in environmental business and state and local government, including service as president of a large state bonding authority charged with developing a billion dollar waste infrastructure system. She currently serves on the Board of Directors of the Alliance for Research in Corporate Sustainability (ARCS) and the External Advisory Board of the Center for Energy Efficiency and Sustainability at Ingersoll Rand. Professor Chertow has a B.A. from Barnard College, and her M.P.P.M. and Ph.D. from Yale University.

Steven Russo, Director of TerraCycle, Inc.

Steve has been on TerraCycle, Inc. Board of Directors since 2009. With over 25 years in the industry, Steve is an accomplished leader in the Youth and Adult Handbag and Accessory market. A graduate of Wharton School of Finance, Steve worked in and studied the industry for ten years before founding FAB NY in 1997, the company where he still serves as President & CEO. FAB NY established itself as a key resource for Kid's Accessories and in 2003, with the acquisition of the industry dominant Pyramid Accessories, became a leader in the Kids Character License market, anchored by multi category license with Hello Kitty, as well as in depth partnerships with Nickelodeon, Hasbro and many others. In 2014, Steve made significant investments in E-Commerce Retailers, dELiA*s and Alloy Apparel which broadened his investment portfolio in the Fashion Industry.

Brett Johnson, Director of TerraCycle, Inc.

Brett joined TerraCycle Inc. Board of Directors in 2009. He is currently the Co-Chairman of the Phoenix Rising Football Club (www.phxrisingfc.com), a minor league professional soccer team, based in Phoenix, Arizona. From 2013 to 2015, Brett was a member of the Board of Directors, and the Chairman of the Compensation Committee, at Blyth Inc. (NYSE: BTH). Blyth is a $1 billion direct to consumer sales company and leading designer and marketer of accessories for the home and health & wellness products. During the same period, Brett was the President and Director of Greenwood Hall. Founded in 1997, Greenwood Hall is a full service education management firm. Greenwood Hall provides the infrastructure and student lifecycle solutions that enable post-secondary institutions to compete successfully in the global e-learning marketplace. In 2005, Brett founded Benevolent Capital, a private equity fund with investments in real estate, manufacturing and consumer brands, including Phoenix Rising FC, Octagon Partners, ArcherDX, TerraCycle, and NYC Office Suites.

Veronique Cremades-Mathis, Director of TerraCycle, Inc.

Veronique joined TerraCycle Inc. Board of Directors in 2021.  Ms. Cremades-Mathis was at Nestle for over thirty years.  Most recently she was the Global Head of Sustainable Packaging (2019-2021) in charge of the Sustainable Packaging transformational journey for the company across 100+ countries, 450 factories, 5000 production lines, leading the recycled food grade plastic market creation and supported the creation of Nestle Institute of Packaging Science.  Prior to that she was Global Head of Dairy, Food & Confectionery, Nestle Professional (2017-2019) and Managing Director & CEO, Nestle New Zealand (2011-2017).  Veronique holds a BA from Hotel Business School, and a Masters in Business and Food Science from Strasbourg University, France.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we compensated our three highest-paid directors and executive officers as follows:

Name	Employer	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)(2)	Total compensation ($)
Damian Finio*	TerraCycle, Inc.	Chief Financial Officer, Director	$79,745.56	(1)	N/A	$79,745.56
Tom Szaky	TerraCycle, Inc.	Chief Executive Officer, Director	$73,425.56	(1)	N/A	$73,425.56
Daniel Rosen	TerraCycle, Inc.	General Counsel	$63,697.25	(1)	N/A	$63,697.25

* Damian Finio resigned his position as of December 31, 2025.

(1)	TerraCycle, Inc. is the employer of the executive officers. Allocated amount varies by each executive, based on the amount determined each dedicates to the US operations, see “Related Party Transactions -- Intercompany Agreement” below.

(2)	The executives also received medical and health benefits, generally available to all salaried employees.

TerraCycle, Inc. did not provide any cash compensation to its board members for the year 2025. Each TerraCycle, Inc. board member was awarded approximately 6,494 restricted stock units in our parent company for their director service. All units vest immediately upon a change in control in TerraCycle, Inc. and are not subject to forfeiture.

For the fiscal year ended December 31, 2025, we compensated the independent directors serving on our board with restricted stock units in TerraCycle Inc. company with a value approximating $40,000 as a group. There are four independent directors serving on our board. Management directors are not compensated for director service. All units vest immediately upon a change in control in the parent company and are not subject to forfeiture.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets out, as of March 17, 2026, our voting securities that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle US Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common	TerraCycle, Inc.	50,000,000	N/A	100.0%
	121 New York Avenue,
	Trenton, NJ 08638
Class A Preferred Stock	ITOCHU Corporation Nobuyuki Tabata 107-8077 Japan	5,000,000	N/A	25.5	%(1)
	All Executive Officers and	10,700	N/A	< 0.1%
	Directors of TerraCycle US Inc.

(1)	Although this stockholder appears on this Beneficial Ownership Table, its 25.5% of the class is non-voting.

The following table sets out, as of March 17, 2026, the voting securities of our parent company that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle, Inc. (parent company) Beneficial Ownership Table

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common, Preferred: Series A, B, C & E	Tom Szaky (2)	Common:	Common:	Common:

		8,205,898	26,997,773 (3)(4)	80.70% (5)

		Preferred Series: A: 4,357,143 B: 3,835,556 C: 244,000 E: 254,166		Preferred Series: A: 30.10% B: 18.74% C: 9.12% E: 2.43%
Common, Preferred: Series A, B, C & E	All Executive Officers and	Common:	Common:	Common:

	Directors of TerraCycle US Inc. (8 persons in the group) (2)	10,371,109	33,623,857 (3)(4)	87.57% (5)

		Preferred Series:		Preferred Series:
		A: 6,214,286		A: 42.93%
		B: 5,470,383		B: 26.73%
		C: 348,000		C: 13.01%
		E: 431,943		E: 4.14%

(1)	The address for all the executive officers and directors is c/o TerraCycle, Inc., 121 New York Avenue, Trenton, NJ 08638.
(2)	Includes TerraCycle, Inc. shares held through Lorax Holdings LLC (“Lorax”), which 87% beneficially owned by Directors and Officers of the Company, specifically Tom Szaky (61%), Richard Perl (16%), and Daniel Rosen (10%). Lorax owns 4,481,581 shares of Common Stock, 7,142,857 shares of Class A Preferred Stock, 6,287,797 shares of Class B Preferred Stock, 400,000 shares of Class C Preferred Stock and 416,665 shares of Class E Preferred Stock. For most decisions, the voting control over Lorax is ultimately held by Tom Szaky. There are a limited number of circumstances that would require the vote of members holding 77% of the membership interests in Lorax.
(3)	Acquirable from the exercise of options.
(4)	Acquirable from the conversion of preferred shares.
(5)	This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

Item 5. Interest of Management and Others in Certain Transactions

Intercompany Agreement

Effective January 1, 2025, we have amended and restated our main intercompany services agreement (now called the “Intercompany License and Overhead Allocation Agreement) with our parent. Under this agreement, our parent has and continues to provide trained and experienced executives, administrative and operational staff services in support of our business, either through direct and indirect experienced executive and support employees, as well as outsourced support from third-party advisors. The services and payments from 2024 were governed by the prior agreement.

The services covered under the Intercompany License and Overhead Allocation Agreement include: executive services, program management, business development, corporate communication, program design, graphic presentation, engineering, financial reporting, human resources, information systems, insurance, internal audit, internet technology, legal, licensing and material sales, operational planning and oversight, and public relations training and management. In addition, through the Intercompany License and Overhead Allocation Agreement, TCI continues to make available its trademark, brand names, technology, processes and know-how.

As part of the restated Intercompany License and Overhead Allocation Agreement, payments for the provision of services and the use of intellectual property have been updated to reflect arms-length pricing in accordance with relevant US transfer pricing regulations under Internal Revenue Code Section 482, specifically based on the facts surrounding the transaction and the nature of the activities of the parties.

Company Funding to the Parent

On a regular basis, we advance funds to our parent to cover items such as payroll. At the same time, our parent incurs expenses on behalf of its subsidiaries including our Company, expenses which are charged on a quarterly basis. In the event the net of these transactions results in a net receivable from the parent, we charge the parent an interest of SOFR + 2.25%, accrued on a quarterly basis. At December 31, 2025 and 2024, we had a net receivable from the parent of $3,787 and $2,723 respectively.

As of December 31, 2025 and 2024 the Company had a net related party receivable from other subsidiaries of its parent in the amount of $209 and $12, respectively, and had a net related party payable to other subsidiaries of its parent in the amount of $983 and $292, respectively.

Office Rental Agreements

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. We have entered into rental agreements with our parent company for its pro rata use of the office space. In fiscal years 2025 and 2024, our parent company paid us approximately $400 and $343 in rent, respectively. This amount is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

Item 6. Other Information

None.

Item 7. Financial Statements

TerraCycle US Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

TerraCycle US Inc.

Independent Auditors' Report

Board of Directors
TerraCycle US Inc.:

Opinion

We have audited the consolidated financial statements of TerraCycle US Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

Philadelphia, Pennsylvania
April 30, 2026

TerraCycle US Inc.
Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,	December 31,
	2025	2024
Assets
Current Assets
Cash	$6,185	$4,337
Accounts receivable, net	6,570	5,175
Related party receivable, net	3,787	2,794
Inventory, net	1,418	1,431
Assets held for sale	741	-
Deferred tax asset	-	376
Prepaid expenses	3,654	4,516
Other current assets	3,200	-
Total current assets	25,555	18,629
Long-term assets
Property, plant and equipment, net	10,212	10,827
Operating lease right-of-use assets	4,717	5,600
Goodwill	4,245	4,245
Intangible assets, net	5,709	6,270
Total assets	$50,438	$45,571
Liabilities and Stockholders' Equity
Current liabilities
Current portion of long-term debt	$178	$168
Short-term operating lease liabilities	1,127	1,132
Accounts payable	1,503	1,486
Related party payables	774	292
Accrued redemption points	468	495
Accrued expenses and other current liabilities	961	2,019
Deferred tax liability	348	-
Deferred income	11,022	12,227
Other short-term liability	4,856	-
Total current liabilities	21,237	17,820
Long-term debt, net of current portion	4,096	4,273
Long-term operating lease liabilities	3,782	4,633
Total liabilities	29,115	26,726
Commitment and contingencies (Note 12)
Stockholders' equity:
Common stock, par value $0.0001 per share, 80,113,400 shares authorized:
50,000,000 shares issued and outstanding at December 31, 2025 and 2024	5	-
Preferred stock, par value $0.0001 per share; 32,613,400 shares authorized:
Non-voting Class A – 20,113,400 shares authorized: 19,617,300 shares issued and outstanding at December 31, 2025 and 2024; liquidation preference of $196 at December 31, 2025;	2	-
Non-voting Class B – 10,000,000 shares authorized: 0 shares issued and outstanding at December 31, 2025 and 2024;	-	-
Additional paid-in capital	18,744	18,751
Retained earnings	2,572	94
Total stockholders' equity	21,323	18,845
Total liabilities and stockholders' equity	$50,438	$45,571

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.
Consolidated Statements of Operations

(In thousands)

	Year Ended	Year Ended
	December 31, 2025	December 31, 2024
Net sales	$47,639	$41,126
Cost of sales	25,555	22,719
Gross profit	22,084	18,407
Operating expenses
Selling, general and administrative expenses	17,998	17,990
Foreign currency exchange	2	5
Total operating expenses	18,000	17,995
Income from operations	4,084	412
Other (income) expenses:
Interest income	(392)	(267)
Interest expense	274	270
Other expense	439	24
Total other expenses	321	27
Income before provision for income taxes	3,763	385
Provision for income taxes	861	119
Net income	$2,902	$266

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.
Consolidated Statements of Equity

(In thousands, except share data)

	Common Stock		Preferred Stock		Additional Paid in	Retained	Total Stockholders'
	Amount	Shares	Amount	Shares	Capital	Earnings	Equity
Balance at January 1, 2024	-	50,000,000	-	19,617,300	18,751	781	19,532
Dividend distribution	-	-	-	-	-	(953)	(953)
Net income	-	-	-	-	-	266	266
Balance at December 31, 2024	-	50,000,000	-	19,617,300	18,751	94	18,845
100:1 stock split	5	-	2	-	(7)	-	-
Dividend distribution	-	-	-	-	-	(424)	(424)
Net income	-	-	-	-	-	2,902	2,902
Balance at December 31, 2025	$5	50,000,000	$2	19,617,300	$18,744	$2,572	$21,323

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.
Consolidated Statements of Cash Flows

(In thousands)

	Year Ended	Year Ended
	December 31, 2025	December 31, 2024
Cash flows from operating activities
Net income	$2,902	$266
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	561	439
Depreciation	525	494
Deferred tax provision	723	104
Bad debts	(74)	153
(Gain) loss on disposal of property and equipment	(11)	24
Operating lease assets	983	860
Changes in operating assets and liabilities:
Accounts receivable, net	(1,322)	375
Related party receivables, net	(993)	(1,944)
Inventory, net	13	203
Prepaid expenses and other current assets	492	(533)
Note receivable	-	1,215
Accounts payable	17	191
Related party payables	482	13
Accrued redemption points	(27)	22
Accrued expenses and other current liabilities	(1,058)	110
Operating lease liabilities	(957)	(815)
Deferred income	(1,202)	1,576
Net cash provided by operating activities	1,054	2,753
Cash flows from investing activities
Purchase of property and equipment	(171)	(700)
Proceeds from sale of property and equipment	18	10
Purchase of leasehold improvements	(487)	(1,179)
Acquisition of business, net of cash acquired	-	(3,486)
Net cash used in investing activities	(640)	(5,355)
Cash flows from financing activities
Repayment of long-term debt	(168)	(294)
Proceeds from Regulation Crowdfunding, net	2,026	-
Dividends paid	(424)	(953)
Net cash provided by (used in) financing activities	1,434	(1,247)
Net increase (decrease) in cash	1,848	(3,849)
Cash, beginning of year	4,337	8,186
Cash, end of year	$6,185	$4,337
Supplemental disclosure of cash flow data:
Interest paid	$230	$240
Cash paid for operating leases	$1,151	$978
Cash paid for income taxes	$325	$67

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Note 1 - Organization

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. At the same date, TerraCycle US LLC (“LLC”) which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has three US operating subsidiaries that are also 100% wholly owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI has only holding company activities. The consolidated financial statements represent operations for the years ended December 31, 2025 and 2024.

The Company is a subsidiary of TerraCycle, Inc. (“TCI” or “Parent Company”). The accompanying consolidated financial statements include allocations of certain corporate overhead costs incurred by TCI. These allocations are charged through a global management fee and are intended to reflect the Company’s share of costs associated with centralized functions. Management believes the methodology used results in a reasonable allocation of such costs; however, the amount allocated is not necessarily indicative of the costs that would have been incurred if the Company operated on a stand-alone basis.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for recycling or repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers.

For the years ended December 31, 2025 and 2024, allocated overhead charges – primarily consisting of compensation and related employee benefits - were approximately $9,264 and $11,005, respectively. Corporate charges related to overhead were allocated based on the Company’s proportion of revenue relative to the consolidated revenues of the Parent Company.

Effective for the year ended December 31, 2025, the Company updated its allocation methodology to incorporate additional factors intended to better align allocations with the Company’s functional profile. Specifically, the enhanced methodology includes (i) an entrepreneur allocation to reflect strategic and operational responsibilities assumed by the Company, and (ii) a limited-risk distributor allocation to reflect the Company’s role in certain distribution activities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of TCUSI and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the revenue and expenses reported for the periods covered by the financial statements and certain amounts disclosed in the accompanying notes to the consolidated financial statements. Actual amounts could differ significantly from those estimates and assumptions. The estimates affecting the consolidated financial statements include, but are not limited to revenue calculations, allowance for credit losses, inventory provision, useful lives and impairment of long-lived assets, income tax provision, right-of-use assets, operating lease liabilities, fair value of assets acquired and liabilities assumed in a business acquisition and commitments and contingencies.

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”), which in our case is our Chief Executive Officer, in deciding how to allocate resources to an individual segment and in assessing performance. Due to the re-segmentation that was implemented commencing January 1, 2025, prior period segment amounts have been recast to conform to the current segment presentation. The CODM evaluates, oversees, and manages the Company’s operations and financial performance through one reportable segment at the consolidated level. See Note 17.

The Company’s reportable segment derives revenue from recycling services that include designing and managing sponsored waste collection programs, direct sales of zero waste boxes, and commercial recycling of regulated and non-regulated waste. Revenues arise from fees for waste collection, processing, program management, and sales of repurposed materials.

Accounts Receivable and Allowance for Credit Losses

The Company accounts for trade receivables at original invoice amount less a reserve for credit loss based on a review of all outstanding amounts. The allowance for credit loss is the Company’s best estimate of the credit losses in existing accounts receivable. The Company monitors the financial performance, historical and expected collection patterns of the Company’s customers so that it can properly assess and respond to changes. Past due balances are reviewed individually for collectability. Account balances are charged against the allowance when it is probable the receivable will not be recovered. The allowance for credit losses was $199 and $273 as of December 31, 2025 and 2024, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with high-credit quality financial institutions. At times, cash may exceed federally insured limits. These financial institutions have strong credit ratings and management believes the credit risk related to these deposits is minimal.  The Company has not historically experienced any related losses.

The Company routinely assesses the financial strength of its customers and establishes an allowance for credit losses based upon factors surrounding the credit risk of specific customers, historical trends, and other information. The Company writes off accounts receivable as a charge to the allowance for credit losses when, in the Company's estimation, it is probable that the receivable is not collectible.

Long-Lived Assets

Depreciation and amortization for property, plant and equipment and finite life intangible assets is computed and included in cost of goods sold and in selling, general and administrative expense, as appropriate. Long-lived assets, consisting primarily of property, plant and equipment, are stated at cost less accumulated depreciation. Property, plant and equipment are depreciated using the straight-line method, based on the estimated useful lives of the assets (buildings – 39 years, machinery and equipment – 5 to 7 years, computer hardware and software – 3 to 5 years, furniture and fixtures – 7 years, automobiles – 5 years, leasehold improvements – shorter of estimated useful life or lease term). Depreciation commences in the year the assets are placed into use. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in other expense in the accompanying consolidated statements of operations.

Finite life intangible assets consist primarily of patents, trademarks, certifications, permits, customer contracts and customer relationships, and amortized over periods ranging from five to fifteen years. Capitalized costs of finite life-intangible assets are amortized on a straight-line basis over their estimated useful life. Amortization expense amounted to $561 and $439 for the years ended December 31, 2025 and 2024, respectively.

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no events that would indicate an impairment as of December 31, 2025 and 2024.

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Goodwill

Goodwill represents the excess of the consideration paid in an acquisition over the fair value of identifiable net assets acquired. Goodwill is not amortized but instead is subject to impairment testing on an annual basis, and between annual tests whenever events or changes in circumstances indicate that the fair value may be below its carrying amount. Impairment testing for goodwill is done at a reporting unit level in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2017-04. The Company is required to make certain assumptions and estimates regarding the fair value of the reporting units containing goodwill when assessing for impairment. Changes in the fact patterns underlying such assumptions and estimates could ultimately result in the recognition of impairment losses. The Company considers qualitative factors as part of its annual impairment assessment to determine whether it is more likely than not that a reporting unit’s carry value exceeds its fair value. If its qualitative assessment indicates that goodwill impairment is more likely than not, the Company will perform a quantitative impairment test. Alternatively, the Company may bypass the qualitative test and initiate a quantitative goodwill impairment testing, comparing the fair value of the reporting unit to its carrying value, including goodwill.

If the fair value of a reporting unit exceeds its carrying value, the Company concludes no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, the Company will record a goodwill impairment loss for the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of the reporting unit’s goodwill. In 2024, the Company changed its annual impairment testing date from December 31 to October 1. The Company believes this change in the method of applying an accounting principle is preferable, as it allows for a more robust fair value assessment. This change in annual testing date does not delay, accelerate, or avoid an impairment charge. A significant amount of judgement is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in the Company’s expected future cash flows; a significant adverse change in legal factors or in the business climate of its segments; unanticipated competition; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of goodwill and the Company’s consolidated financial results. The Company performed a quantitative impairment assessment with no impairment charges recorded for the years ended December 31, 2025 and 2024, respectively.

Foreign Currency Transactions

The Company accounts for its foreign currency transactions in accordance with the FASB Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters. Transactions affecting revenues and expenses are generally translated at the exchange rate in effect on the transaction date. For the years ended December 31, 2025 and 2024, the Company recognized a foreign currency transaction loss of $2 and $5, respectively.

Income Taxes

Through February 2020, the Company was included in the consolidated tax return of the Parent Company. After February 2020, the Company filed a tax return separate from the Parent Company. The Company signed a Tax Sharing Agreement with its Parent Company effective January 1, 2017 by which the Company pays its Parent for the estimated income tax liability had it been a deconsolidated entity for income tax purposes. Prior to January 1, 2017, the Company was treated as a limited liability company for federal and state income tax purposes, and the Parent Company includes the Company’s taxable income or loss on its income tax returns.

The Company follows the FASB guidance, specifically ASC 740-10, Uncertain Tax Positions, for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires evaluations of tax positions taken or expected to be taken while preparing the Parent Company’s tax returns to determine whether the tax positions will more-likely-than-not be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction however, the 2021 through 2024 tax years are still subject to tax examinations at the federal, state, and local level.

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Inventory

Inventory consists of supplies and finished goods, which is stated at the lower of cost or net realizable value. The Company uses estimates to determine the level of reserves required to state inventory at the lower of cost or net realizable value. The Company’s estimates are based on market activity levels for slow-moving items and the physical condition of the products. Changes in any of these factors may result in adjustments to the carrying value of inventory.

Revenue Recognition

Revenue is recognized when (1) a contract with a customer exists, (2) performance obligations promised in a contract are identified based on the products or services that will be transferred to the customer, (3) the transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring products or services to the customer, (4) the transaction price is allocated to the performance obligations in the contract, and (5) the Company satisfies performance obligations.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of $2,413 and $2,148 is included in deferred income at December 31, 2025 and 2024, respectively.

The Company also receives a variable fee, usually billed monthly, for the collection and recycling of waste. Revenue is deferred until such waste is processed. An unearned amount of $8,609 and $10,079 is included in deferred income at December 31, 2025 and 2024, respectively.

Merchandise sold is recorded as revenue upon shipment.

Cost of Sales

Cost of sales represents expenses directly related to the services the Company provides to generate revenue. These costs include direct labor (warehouse personnel and driver salaries), raw materials, indirect costs: salaries and wages (for departments serving our customers and managing waste collections), warehouse depreciation, amortization of intangible assets related to our waste processing software, warehouse utilities, rent and taxes. In prior periods, some of these costs were presented as selling, general and administrative expenses. Due to the reclassification of certain selling, general and administrative expenses to cost of sales that was implemented effective January 1, 2025, the prior period statement of operations have been recast to conform to the current statement of operations presentation. Prior period presentation for the year ended December 31, 2024 was as follows:

Year Ended
December 31, 2024
Cost of Sales	$17,317
Selling, general and administrative expenses	24,543

Shipping Costs

Shipping and handling costs are included in cost of sales. For the years ended December 31, 2025 and 2024, shipping and handling costs were $5,821 and $5,254, respectively.

Advertising Costs

The Company expenses the costs of advertising as incurred. For the years ended December 31, 2025 and 2024, advertising expenses amounted to $1,680 and $1,163, respectively.

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Accrued Redemption Points

Participants of certain waste collection programs earn points (usually two points) per unit or weight (usually pounds) collected depending on each specific program’s rules. These points can be redeemed every six months for payments to charitable 501(c)(3) organizations. Points not redeemed are cancelled after one year, as long as participants have not had activity in their account for the past twelve months. The Company recognizes a liability for the outstanding points not yet redeemed. As of December 31, 2025 and 2024, this liability amounted to $468 and $495, respectively.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 apply to all entities that are subject to Topic 740, Income Taxes with certain amendments only applicable to public business entities. The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 on January 1, 2025, under the retrospective method and the adoption of this guidance did not have an effect on our financial position, results of operations or cash flows as the adoption only resulted in additional disclosures. For further information on the additional disclosures, refer to Note 12-Income taxes.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to improve the disclosures about a public business entity’s expense in commonly presented expense captions. The amendments in this Update apply to all public business entities and effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses. ASU 2025-05 introduces a practical expedient related to applying ASC 326-20 to current accounts receivable and contract assets. Early adoption is permitted, and the guidance will be applied on a prospective basis. The is effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. The Company does not believe its adoption will significantly impact the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 makes incremental improvements to the ASC and U.S. GAAP. Early adoption is permitted and the guidance may be applied either prospectively or retrospectively to the beginning of the earliest comparative period presented. The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual periods. The Company is currently in the process of evaluating the impact of this guidance.

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Note 3 – Correction of Previously Issued Financial Statements

The Company identified an error related to the timing of revenue recognition for the recycling of waste. Revenue was recognized prior to the completion of processing activities, which are inconsistent with the Company’s accounting policy under ASC 606 Revenue from Contracts with Customers. This resulted in the misstatement of revenue, cost of sales, deferred revenue, prepaid expenses and other current assets, deferred tax asset, deferred tax liability, accrued expenses and other current liabilities and opening retained earnings for the year ended December 31, 2024.

The Company evaluated the error in accordance with ASC 250, Accounting Changes and Error Corrections, and SEC Staff Accounting Bulletin Topic 1.M (SAB No. 99), Materiality, and concluded that the error is immaterial to the previously issued financial statements. Accordingly, the Company has revised its financial statements for the year ended December 31, 2024.

Nature of Corrections

The corrections relate to:

•	Deferral of revenue for unprocessed waste
•	Alignment of cost recognition with revenue recognition
•	Reclassification of certain costs to deferred cost/prepaid accounts
•	Revision of tax expense provision

Revenue is now recognized only when the underlying processing performance obligation is satisfied.

Summary of Impacts

Balance Sheet Impact – December 31, 2024

	As Previously Reported	Adjustment	As Revised
Deferred tax asset	-	376	376
Prepaid expenses and other current assets	511	4,005	4,516
Total current assets	14,248	4,381	18,629
Total assets	41,190	4,381	45,571

Accrued expenses and other current liabilities	2,718	(699)	2,019
Deferred tax liability	565	(565)	-
Deferred Income	3,964	8,263	12,227
Total current liabilities	10,820	6,999	17,820
Total liabilities	19,726	6,999	26,726

Retained Earnings	2,713	(2,619)	94
Total stockholder's equity	21,464	(2,619)	18,845
Total liabilities and stockholder's equity	41,189	4,382	45,571

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Income Statement Impact – Year ended December 31, 2024

	As Previously Reported	Adjustment	As Revised
Net sales	43,125	(1,999)	41,126
Cost of Sales	23,870	(1,152)	22,719
Gross profit	19,255	(848)	18,407
Income from operations	1,260	(848)	412
Income before income taxes	1,233	(848)	385
Provision for income taxes	382	(263)	119
Net income	851	(585)	266

Cash provided by operating activities impact – Year ended December 31, 2024

	As Previously Reported	Adjustment	As Revised
Net income	851	(585)	266
Adjustments to reconcile net income to net cash
provided by operating activities:
Deferred tax position	210	(106)	104
Changes in operating assets and liability
Prepaid expenses and other current assets	780	(1,313)	(533)
Accrued expenses and other current liabilities	105	5	110
Deferred income	(423)	1,999	1,576
Net cash provided by operating activities	2,753	-	2,753

Statement of Stockholders’ Equity (revised)

	Common Stock		Preferred Stock
	Amount	Shares	Amount	Shares	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2024 (as previously reported)	$-	50,000,000	$-	19,617,300	$18,751	$2,815	$21,566
Adjustment - Error correction	-	-	-	-	-	(2,034)	(2,034)
Balance at January 1, 2024 (revised)	$-	50,000,000	$-	19,617,300	$18,751	$781	$19,532
Net income (revised)	-	-	-	-	-	266	266
Dividend distribution	-	-	-	-	-	(953)	(953)
Balance at December 31, 2024 (revised)	$-	50,000,000	$-	19,617,300	$18,751	$94	$18,845

Note 4 – Acquisition

For acquisitions, the Company allocates the purchase price to assets acquired and liabilities assumed as of the date of acquisition based on the estimated fair values at the date of acquisition. The excess of the fair value of the purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Management makes significant estimates and assumptions when determining the fair value of assets acquired and liabilities assumed. These estimates include, but are not limited to, discount rates, projected future net sales, projected future expected cash flows, useful lives, attrition rates, royalty rates and growth rates. These measures are based on significant Level 3 inputs not observable in the market.

2024 Acquisition

On September 1, 2024, the Company acquired 100% of the securities of North Coast Recycling Services, LLC (“NCRS”) for a total Purchase Price of $4,573, net of cash acquired. NCRS provides specialty waste handling and recycling services in the New England area of the United States.

This acquisition was accounted for in accordance with FASB ASC Topic 805, Business Combinations (“ASC 805”). Under ASC 805, the aggregate amount of consideration paid by the Company was allocated to net tangible assets and intangible assets based on their estimated fair values and consolidated with those of the Company. The fair value of acquired intangible assets relates to certifications and permits, current contracts, and customer relationships. The Company retained an independent third-party appraiser to assist management in its valuation of the acquisition.

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

The following table summarizes the purchase price allocation based on the fair values of the assets acquired and liabilities assumed.

NCRS Acquisition
Cash consideration	$3,613
Note payable	1,087
Working capital adjustment	33
Total purchase price	$4,733
Asset acquired:
Cash	$160
Accounts receivable	390
Prepaid expenses	39
Fixed assets	249
Operating lease asset	721
Goodwill	1,672
Customer relationships	2,330
Total assets	5,561
Less liabilities assumed:
Accounts payable	(107)
Short-term operating lease liability	(185)
Long-term operating lease liability	(536)
Total liabilities	(828)

Net assets acquired	$4,733

The acquisition resulted in the recognition of goodwill in the Company’s consolidated financial statements because the purchase price exceeded the net tangible asset value and reflects the future earnings and cash flow potential of the acquired business. Goodwill from the acquisition is deductible for tax purposes.

The customer relationships asset is being amortized on a straight-line basis over a period of 15 years. Acquired fixed assets will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Customer relationships was valued using the multi-period excess earnings method of the income approach valuation.

Net sales and net income attributable to the acquisition from the date of acquisition through December 31, 2024, were $1,439, and $135, respectively. The Company incurred expenses related to transaction fees of approximately $46. These transaction fees have been expensed in selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2024.

Pro Forma Financial Information (Unaudited): The unaudited pro forma results presented below include the results of the NCRS acquisition as if it had been consummated as of January 1, 2024. The unaudited pro forma results include the amortization associated with acquired intangible assets and the estimated tax effect of adjustments to income before income taxes. Material non-recurring charges, including direct acquisition costs, directly attributable to the transaction are excluded. In addition, the unaudited pro forma results do not include any expected benefits of the acquisition. Accordingly, the unaudited pro forma results are not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated as of January 1, 2024.

Year Ended December 31, 2024
Pro forma net sales	$45,779
Pro forma net income	1,703

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Note 5 - Inventory

Inventory consists of the following:

	2025	2024
Raw Materials	$1,377	$1,307
Finished Goods	224	314
	1,601	1,621
Less reserve for obsolete inventory	(183)	(190)
Inventory, net	$1,418	$1,431

Note 6 – Assets Held for Sale

As of December 31, 2025, the Company classified certain long-lived assets as held for sale in accordance with ASC 360-10. These assets consist of recycling machinery. The assets met the held-for-sale criteria as the Company is committed to a plan to sell, are currently posted for sale and the sale is probable and expected to be completed within one year.

Note 7 - Property and Equipment

Property and equipment, net consists of the following as of December 31, 2025 and 2024:

	Estimated	December 31,	December 31,
	Useful lives	2025	2024
Land		$32	$32
Vehicles	5 years	320	294
Machinery and equipment	7 years	942	1,554
Buildings and improvements	39 years	10,565	10,078
Computer equipment	3 years	79	79
Furniture and fixtures	7 years	46	37
		11,984	12,074
Less accumulated depreciation		(1,772)	(1,247)
Property and equipment, net		$10,212	$10,827

For the years ended December 31, 2025 and 2024, depreciation expense amounted to $525 and $494, respectively. During 2025, the Company disposed of assets with a carrying amount of $7 with $18 received in cash resulting in a gain on disposal of $11. During 2024, the Company disposed and wrote off $1,366 in assets, with a carrying value of $1,332 resulting in a loss on disposal of $34 with $10 received in cash.

Note 8 – Intangible Assets

Intangible assets represent the value assigned to patents and trademarks, customer relationships and certifications and permits. These intangibles are being amortized on a straight-line basis and consist of the following:

	Estimated	December 31,	December 31,
	Useful lives	2025	2024
Patents and trademarks	15 years	$1,557	$1,557
Certification and permits	15 years	1,472	1,472
Customer relationships	15 years	4,406	4,406
Other intangibles	5 years	79	79
		7,514	7,514
Less accumulated amortization		(1,805)	(1,244)
Intangible assets, net		$5,709	$6,270

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Amortization expense for the years ended December 31, 2025 and 2024 was $561 and $439, respectively.

Estimated future amortization expense at December 31, 2025 for the next five years and in aggregate are as follows:

Year	Amount
2026	$519
2027	511
2028	511
2029	511
2030	511
Thereafter	3,146
Total	$5,709

Note 9 - Related Party Transactions

On a regular basis, the Company enters various transactions with TCI (its parent) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI, as well as the Company funding TCI with cash to cover such items as payroll.

On December 31, 2025 and 2024, the Company had a net related party short term receivable from TCI in the amount of $3,787 and $2,723, respectively. On December 31, 2025 and 2024 the Company has a net related party receivable from other subsidiaries of TCI in the amount of $209 and $12, respectively, and has a net related party payable to other subsidiaries of TCI in the amount of $983 and $292, respectively.

For the year ended December 31, 2025, the Company charged $400 of office and related expenses to TCI, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

The Company entered into a term loan agreement with TCI on July 1, 2019, as amended, under which TCI may borrow up to $10 million from the Company. Under the terms of the agreement, TCI will pay interest on a quarterly basis at a rate of LIBOR (now Secured Overnight Financing Rate (“SOFR”) + 2.25 percent based on the average monthly balance for each preceding quarter. The unpaid principal balance together with any unpaid accrued interest and other unpaid charges or fees shall be due and payable at the end of the term, January 1, 2028. The Company may decline to advance funds under this agreement in the event of a default, which would constitute a failure to pay interest when due, failure to pay principal within fifteen days of due date or in the event any representation or warranty by TCI in connection with this agreement was untrue in any material respect at the time it was made.

Note 10 – Line of Credit

On August 15, 2024, the Company entered into a Business Loan Agreement (“Line of Credit”) with Citibank N.A. This agreement provides for an up to $5,000 on demand revolving credit facility to finance ongoing working capital needs. Borrowings on the line of credit are secured by the assets of the Company. The Line of Credit requires the Company to comply with two financial covenant requirements. A minimum income and cash flow requirement debt service coverage ratio and tangible net worth requirement leverage ratio. Borrowings on the line of credit will bear interest at a variable rate subject to change from time to time based on changes in an independent index equal to the Adjusted Term SOFR. This is the rate per annum equal to Term SOFR for an interest period of one month’s duration plus 0.11448% (11.448 basis point). If Adjusted Term SOFR at any time is less than 0.50%, Adjusted Term SOFR shall at such times be deemed to be 0.50%.

As of December 31, 2025 and 2024, the Company had no outstanding balance on the Line of Credit.

Note 11 - Debt Obligations

On March 27, 2014, the Company entered a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. On February 7, 2024, the Company paid off the principal and accrued interest of $132. The mortgage note was payable in monthly installments of $2 which includes principal plus interest at 5.75%. The mortgage note payable was secured by the building. There was no balance outstanding under the mortgage note payable at December 31, 2025 and 2024, respectively.

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

On May 26, 2016, the Company entered a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note matures on May 25, 2031 and is payable in monthly installments of $2, which includes principal plus interest at 4.50%. The amount outstanding under the mortgage note payable was $133 and $154 at December 31, 2025 and 2024, respectively.

On December 14, 2022, the Company secured a mortgage note payable with Citibank, N.A. The note matures on December 14, 2032 and is payable in monthly installments of $31, which includes principal plus interest at 5.21%, and a balloon payment of $2,899 due on December 14, 2032. The note payable is collateralized by the building. The amount outstanding under the note payable was $4,141 and $4,288 on December 31, 2025 and 2024, respectively.

Estimated future annual maturities of debt, excluding capital lease obligations, as of December 31, 2025 are as follows:

Years ended December 31,	Amount
2026	$178
2027	187
2028	197
2029	207
2030	218
Thereafter	3,287
Total	$4,274

Note 12 - Commitments and Contingencies

Leases

Under ASU Topic 842, Leases, the Company determined if an arrangement is a lease at inception. Right-of-use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. The rate implicit to the Company’s leases are not readily determinable. The Company utilizes a risk-free discount rate based on the information available at commencement date in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received and net of the deferred rent balance on the date of implementation. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

The Company leases office spaces, equipment and various properties for storage facilities. Many of the Company’s operating leases include one or more options to renew at the Company’s sole discretion. The lease renewal option terms are generally for 12 months after the end of the original lease term. The determination of whether to include any renewal options in the lease term is made by the Company at lease inception when establishing the term of the lease. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets as of December 31, 2025 and 2024.

Lease expense for operating leases is recognized on a straight-line basis over the lease term from the lease commencement date through the scheduled expiration date. Short-term lease expenses are leases with an initial term of 12 months or less not capitalized by the Company. Variable costs include certain lease arrangements that require periodic increases in the Company’s base rent that may be subject to certain economic indexes, among other items. In addition, variable costs include a portion of the lease arrangement where the Company pays property taxes, utilities and other costs related to several of its leased office facilities that fluctuate based on the actual amounts incurred by the Company’s lessor. In December of 2023, the Company entered into a contract to sublease its TCRW facility for the remainder of its lease term ending May 31, 2027.

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Lease expense included in the consolidated statements of operations for the years ended December 31, 2025 and 2024 is shown below:

	December 31, 2025	December 31, 2024
Operating lease expense	$1,176	$1,023
Short-term lease expense	272	636
Variable lease cost	886	353
Sublease rental income	(443)	(443)
Total lease expense	$1,891	$1,569

Maturities of lease liabilities as of December 31, 2025, were as follows:

Years Ending December 31,	Total Operating Lease Payments
2026	$1,127
2027	809
2028	640
2029	514
2030	482
Thereafter	2,086
Total minimum lease payments	$5,658
Less amount representing imputed interest	(749)
Present value of lease obligations	$4,909

Weighted average remaining lease term (years)	2.8
Weighted average discount rate	3.62%

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

Note 13 - Benefit Plan

The Company maintains a 401(k) Profit Sharing Plan and Trust (the “401(k) Plan”) for qualified employees who elect to participate. The terms of the 401(k) Plan define qualified employees as those who work an average of thirty hours a week or more and have completed at least thirty days of service. The Company matches employee contributions equal to 100% of salary deferrals that do not exceed 3% of employee compensation plus 50% of salary deferrals between 3% and 5% of employee compensation. For the years ended December 31, 2025 and 2024, the Company recognized expense amounting to $243 and $236, respectively, which is included in cost of sales and selling, general and administrative expenses in the consolidated statements of operations.

Note 14 - Income Taxes

The provision for income taxes consists of the following:

	Year Ended	Year Ended
	December 31, 2025	December 31, 2024
Current:
Federal	$131	$(8)
State	6	24
Total current (benefit) provision	137	16
Deferred:
Federal	744	108
State	(20)	(5)
Total deferred (benefit) provision	724	103
Total income tax provision	$861	$119

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which differences are expected to reverse.

Significant components of the Company's deferred tax assets and liabilities for federal income taxes as of December 31, 2025 and December 31, 2024 consisted of the following:

	December 31,	December 31,
	2025	2024
Deferred tax asset:
Lease liability	$1,204	$1,557
Inventory reserve	49	113
Accrued expenses	37	42
Other assets	49	80
Net operating losses	318	861
Deferred tax asset	1,657	2,653
Deferred tax liability:
Right-of-use asset	(1,156)	(1,512)
Property and equipment	(604)	(627)
Intangible assets	(245)	-
Other liabilities	-	(138)
Deferred tax liability	(2,005)	(2,277)
Net deferred tax	$(348)	$376

The Company does not have unrecognized tax benefits as of December 31, 2025 or December 31, 2024. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

For tax years ended December 31, 2022, through December 31, 2024, the Company was subject to the mandatory capitalization of Section 174 research and development expenditures. The capitalized expenses were subject to amortization over five and fifteen years for expenses incurred within the U.S. and outside of U.S., respectively. Under the One Big Beautiful Bill Act of 2025, for tax years beginning after December 31, 2024, domestic R&D expenditures are no longer required to be capitalized under Section 174 and can be deducted in the current year. Additionally, for those domestic R&D expenses which were required to be capitalized from 2022 – 2024, the remaining tax basis can be (1) fully deducted in 2025, (2) deducted evenly over 2025 and 2026, or (3) be deducted over the initial amortizable life. Alternatively, if a Company prefers to continue capitalizing R&D expenditures, the Company can make a 59(e) election and amortize those costs over 10 years. While domestic R&D expenditures have the optionality listed above, foreign R&D expenditures are still required to be capitalized and amortized over a period of 15 years. The Company has elected to fully deduct the remaining basis of Sec. 174 capitalized expenditures for tax year ended December 31, 2025.

Utilization of the net operating losses and general business tax credits carryforwards may be subject to a substantial limitation under Sections 382 and 383 of the Internal Revenue Code of 1986 as amended, if changes in ownership of the company have occurred previously or occur in the future. Ownership changes may limit the amount of net operating losses and general business tax credits carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of 5 percent shareholders in the stock of a corporation by more than 50 percentage points over a three-year period. If the Company experiences a Section 382 ownership change, the tax benefits related to the NOL carry forwards may be further limited or lost.

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

A reconciliation of income tax benefit at the statutory federal income tax rate and income taxes as reflected in the financial statements as of December 31, 2025 and 2024 is as follows:

Rate Reconciliation	2025		2024
Federal statutory tax rate	790	21.0%	81	21.0%
State and local income taxes, net of federal income tax effect*	(16)	(0.4)	20	5.3
Nontaxable or nondeductible items	21	0.6	23	6.0
Other Adjustments:
Provision-to-return adjustments	-	-	16	4.1
Deferred only adjustments	96	2.6	2	0.5
Other	(30)	(0.8)	(23)	(5.9)
Actual income tax benefit effective tax rate	861	23.0%	119	31.0%

* The following states made up the majority (greater than 50%) of the tax affect in this category: Massachusetts, New York, and Pennsylvania.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company’s 2021-2024 tax years remain open and subject to examination. The Company made tax payments to or received tax refunds from the following jurisdictions:

	2025	2024
Federal	24	45
States:
Georgia	4	2
Maryland	5	2
Pennsylvania	7	2
South Carolina	2	1
Tennessee	1	2
Total	42	54

Note 15 – Stockholders’ Equity

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The holders of Non-Voting Class A Preferred Stock (“Class A Preferred Stock”) and Non-Voting Class B Preferred Stock (“Class B Preferred Stock”) do not hold any voting rights.

Dividends

The Company must declare dividends in accordance with its Certificate of Incorporation, as amended. The Company must declare a dividend for the holders of Class A Preferred Stock (to be distributed pro rata) in an amount obtained by taking the total number of shares of Class A Preferred Stock divided by the total number of shares Common Stock plus Preferred Stock outstanding as of the applicable record date as a percentage that is then multiplied by minimum of 50% of the Corporation’s after-tax profits earned in such prior fiscal year (the “Class A Dividend”). The Company, may also, but shall not be required to, declare a dividend on the Common Stock and any other class of Stock, provided, however, that the Company shall not declare any dividend on shares of Common Stock unless (i) the holders of Class B Preferred Stock shall first receive a dividend in an amount equal to or greater than such dividend declared on each share of Common Stock and (ii) in the event that the dividend declared on each share of Common Stock is greater than the Class A Dividend, the holders of Class A Preferred Stock receive an additional dividend such that the total dividend received by the holders of Class A Preferred Stock is equal to the dividend received by the holders of Class B Preferred Stock and the holders of Common Stock, in each case on a per-share basis.

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Class A Preferred Stock and Class B Preferred Stock are entitled to receive $0.01 per share from the assets of the Company available for distribution to its stockholders before any payment of such amount to the holders of Common Stock.

Repurchase Option

The Company has an irrevocable option to repurchase any or all shares of Class A Preferred Stock and Class B Preferred Stock under defined circumstances following 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value as defined. The Class A Preferred Stock and Class B Preferred Stock have a liquidation preference of $0.01 per share.

Conversion

Upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock and Class B Preferred Stock shall automatically be converted into one share of Common stock, and such share may not be reissued by the Company.

Stock Split

On August 18, 2025, the Company’s board of directors approved a 1 to 100 stock split of its issued and outstanding Common and Preferred stock. The stock split was made effective by amendment to the Company’s Certificate of Incorporation September 4, 2025, by increasing the number of issued and outstanding shares without a corresponding change in the par value per share. As a result, $5 and $2 was reclassified from additional paid-in capital to Common Stock and Class A Preferred Stock, respectively during the year ended December 31, 2025. As part of the amendment, the number of authorized shares of Common stock was revised to 150,000,000, and the number of authorized shares of Preferred stock was revised to 50,000,000. All issued and outstanding Common and Preferred stock and per share amounts contained in the consolidated financial statements have been retrospectively adjusted to give effect to the stock split for all periods presented. The stock split had no impact on total stockholders’ equity.

Note 16 – Regulation Crowdfunding Offering

During the year ended December 31, 2025, the Company offered and sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933. The subscription agreements for all shares sold were all signed in 2025; however, due to administrative processing the shares were recorded with the transfer agent and recognized as issued in the first quarter of 2026.

The Company raised gross proceeds of $4,856 from approximately 1,843 investors through the sale of 869,925 shares of Class B Preferred Stock at an average price of $5.58 per share. The applicable shares were not issued at December 31, 2025. Accordingly, proceeds were recorded within other short-term liability in the Consolidated Balance Sheet. As of December 31, 2025, the Company has cash receivable from the offering of $1,457 and incurred offering cost of $1,373 reflected in Other current assets of the Consolidated Balance Sheet.

Note 17 - Segments

The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results the Chief Executive Officer who is also the Chief Operating Decision Maker (“CODM”) regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. Our CODM does not evaluate the operating segment using asset or liability information. Consolidated net income is the measure of segment profit used by the CODM in making decisions regarding resource allocation and assessing performance, which is also reported on the consolidated statements of operations. The CODM relies on consolidated net income in making decisions regarding resource allocation and evaluating financial performance.

TerraCycle US Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

The CODM does not review expense items at a level lower than the consolidated level. Information for the Company’s reportable segment, including the reconciliation to income before income taxes, is provided in the following table for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
Net sales	$47,639	$41,126
Less:
Cost of sales excluding depreciation	25,126	22,534
Segment gross profit	22,513	18,592
Less:
Selling, general and administrative expenses	17,344	17,246
Depreciation and amortization	1,085	933
Other segment items(1)	321	27
Income before income taxes	$3,763	$385

(1) Other segment items include certain operating expenses that are not regularly provided to the CODM and that are identifiable with that segment, including interest expense and the elimination of intercompany transactions.

Note 18 – Subsequent Event

On March 30, 2026, the Securities and Exchange Commission qualified the Company’s offering statement on Form 1-A pursuant to Regulation A. Under this offering, the Company is authorized to sell up to 10,784,453 shares of Class B Preferred stock at a price of $6.98 per share, representing a maximum aggregate offering of $68,392,065. The Company intends to use the net proceeds from this offering primarily to finance its growth through acquisition in its Commercial division.

The Company has evaluated subsequent events from the balance sheet date through April 30, 2026, the issuance date of these consolidated financial statements.

Item 8. Exhibits

The documents  listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Title of Document	Form	File No.	Exhibit	Filing Date / Date of Qualification (as applicable)	Filed Herewith
2.1	Certificate of Incorporation	1-A	024-10734	2.1	January 10, 2018
2.2	Bylaws	1-A	024-10734	2.2	January 10, 2018
2.3	Certificate of Amendment to Certificate of Incorporation	1-U	24R-00143	2.3	October 14, 2025
2.4	Second Certificate of Amendment of Certificate of Incorporation	1-U	24R-00143	2.4	March 3, 2026
4.1	Form of Subscription Agreement**
6.1	License, Royalty and Reimbursement Agreement #(6)	1-K	24R-00143	6.1	April 30, 2025
6.2	Rental Agreements	1-A	024-10734	6.2	January 10, 2018
6.3	GRN Movement Agreement	1-K	24R-00143	6.3	May 2, 2022
6.4	Term Loan Agreement	1-SA	24R-00143	6.4	September 27, 2022
6.5	Amendment to Term Loan Agreement	1-SA	24R-00143	6.5	September 27, 2022
6.6	HBS Agreement (4)*	1-K	24R-00143	6.6	May 1, 2023
6.7	Purchase and Sale Agreement*	1-K	24R-00143	6.7	May 1, 2023
6.8	First Amendment to Purchase and Sale Agreement	1-K	24R-00143	6.8	May 1, 2023
6.9	Second Amendment to Purchase and Sale Agreement	1-K	24R-00143	6.9	May 1, 2023
6.10	Third Amendment to Purchase and Sale Agreement	1-K	24R-00143	6.10	May 1, 2023
6.11	Guaranty and Pledge Agreement	1-K	24R-00143	6.11	May 1, 2023
6.12	Independent Contractor Agreement*	1-SA	24R-00143	6.12	September 26, 2024
6.13	Grant of Restricted Stock Units	1-SA	24R-00143	6.13	September 26, 2024
6.14	Intercompany License and Overhead Allocation Agreement**
6.15	Employment Agreement (Elsisi)	1-U	24R-00143	6.14	March 3, 2026

*	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Trenton, New Jersey, on April 30, 2026.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Tom Szaky
Tom Szaky
Chief Executive Officer and Director
Date: April 30, 2026

/s/ Ramy Elsis
Ramy Elsis
Chief Financial Officer (Chief Accounting Officer)
Date: April 30, 2026

/s/ Richard Perl
Richard Perl
Director
Date: April 30, 2026

/s/ Daniel Rosen
Daniel Rosen
Director
Date: April 30, 2026

/s/ David Zaiken
David Zaiken
Director
Date: April 30, 2026

Ehud Laska
Director
Date:

Tom Miller
Director
Date:

Marian Chertow
Director
Date: